

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Matthew K. Szot
Chief Financial Officer
S&W Seed Company
2101 Ken Pratt Blvd., Suite 201
Longmont, Colorado 80501

> **Re: S&W Seed Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2019**
> **Filed September 18, 2019**
> **File No. 001-34719**

Dear Mr. Szot:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences